UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 7, 2014

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No <u>X</u>**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No <u>X</u>**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No <u>X</u>**

Enclosure: **ANGLOGOLD ASHANTI APPOINTS CHRISTINE RAMON AS INCOMING CHIEF FINANCIAL OFFICER**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU

7 July 2014

NEWS RELEASE

AngloGold Ashanti Appoints Christine Ramon as Incoming CFO

(JOHANNESBURG – RELEASE) – AngloGold Ashanti is pleased to announce Christine Ramon will be taking the post of Chief Financial Officer and Executive Director of the Board, from October 1, 2014. She will replace Richard Duffy, who will then step down from both the Board and Executive Committee.

The appointment of Ms. Ramon, a chartered accountant, follows a global search by the Board of Directors, as indicated in our press release of May 21, 2013. She was formerly the CFO at Sasol Limited, South Africa's largest publicly traded energy and chemicals company, for seven years until September of last year.

"Christine is a seasoned CFO with an impressive depth of experience, who will lend an important dimension to our board and to the executive," Chairman Sipho Pityana said. "We are also fortunate that we will be able to call on the services of Richard Duffy, who brings almost three decades of experience in mining and finance across a range of disciplines and jurisdictions to assist with an orderly transition."

"We are extremely pleased to have someone of Christine's calibre, standing and experience in this critical role as we continue to advance our strategy of continuing to improve sustainable cash flow and returns," Chief Executive Officer Srinivasan Venkatakrishnan said. "We are deeply grateful to Richard for bridging the CFO role at an important time, and also for the outstanding work he's done over the past 13 months, in helping fortify the balance sheet."

Ms. Ramon, is currently a non-executive director on the board of Johannesburg-based telecommunications provider MTN Group, which has extensive operations across emerging markets in Africa and the Middle East. She also previously served on the board of South African state-owned transport company Transnet and was an executive director of media and entertainment group Johnnic Holdings Limited, among others.

Ms. Ramon is a member of the South African Institute of Chartered Accountants, the Public Accountants' and Auditors Board and the Association for the Advancement of Black Accountants of South Africa. She previously served as a member of the Standing Advisory Committee to the International Accounting Standards Board and currently serves as Deputy Chair of the Financial Reporting Standards Council of South Africa.

<u>**About Christine Ramon**</u>

Kandimathie Christine Ramon, 47, received her BCompt degree from The University of South Africa in 1988 and her BCompt Honours postgraduate degree from the same institution the following year. She was admitted as a Chartered Accountant the following year by the Public Accountants and Auditors' Board. Ms. Ramon completed her articles at Coopers & Lybrand, where she worked from 1985 to 1994, in various positions and countries, including merger & acquisition work in the extractive sector. She rose to the post of Audit Manager and also received a secondment as the Deputy Finance Director to the Independent Electoral Commission during South Africa's first democratic elections. Her career has also spanned manufacturing and retail, as financial controller at New Age Beverages, and media, where she held the posts of Finance Director and later also Chief Executive Officer, of Johnnic Holdings Limited. Between 2006 and 2013, Ms. Ramon was CFO of Sasol, where she was an executive director and member of the group executive committee. Sasol, listed in Johannesburg and New York

with a market capitalisation of about $35bn, has a suite of projects and about 34,000 employees in various jurisdictions around the globe, including the US, Canada, China, Uzbekistan and Qatar. She sat on the board of several Sasol subsidiaries, and also held accountability for formulation and execution of group organisational strategy, capital markets work, treasury and financing, and also global taxation, among others. In 2007 Christine was nominated by the World Economic Forum as a young global leader and between 2011 and 2013 served as the Chair of the CFO Forum of South Africa.

ENDS

Contacts

<u>Media</u>

Chris Nthite	+27 (0) 11 637 6388/+27 (0) 83 301 2481	cnthite@anglogoldashanti.com
Stewart Bailey	+27 81 032 2563 / +27 11 637 6031	sbailey@anglogoldashanti.com
General inquiries		media@anglogoldashanti.com

<u>Investors</u>

Stewart Bailey	+27 81 032 2563 / +27 11 637 6031	sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada)	+1 (212) 858 7702 / +1 646 379 2555	sbrockman@anglogoldashanti.com
Fundisa Mgidi (South Africa)	+27 11 6376763 / +27 82 821 5322	fmgidi@anglogoldashanti.com

AngloGold Ashanti Limited
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN No. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: July 7, 2014

By: /s/ M E SANZ PEREZ

Name: M E Sanz Perez

Title: Group General Counsel and Company Secretary